Exhibit 99.4

Royal & Sun Alliance Insurance Group plc

Scrip Dividend Scheme

Ordinary Shares of 27.5p each

Subject to shareholder approval at the AGM on 28 May 2004, the Company is offering shareholders the opportunity to take new ordinary shares, credited as fully paid, in lieu of cash dividends, by paticipating in a Scrip Dividend Scheme.

In relation to the final dividend for 2003, the price of new ordinary shares under the Scrip Dividend Scheme has been set at 83p. This is the average of the Company’s middle market closing price for the five consecutive dealing days commencing on the ex-dividend date of 17 March 2004.

Shareholders wishing to participate in the proposed Scrip Dividend Scheme should return their mandate forms to Lloyds TSB Registrars to arrive no later than 10 May 2004.

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Enquiries to:

Lloyds TSB Registrars
Tel: 0870 241 3018 or +44 (0) 121 415 7047 if calling from overseas

Jackie Fox
Royal & Sun Alliance Insurance Group plc
Tel: +44 (0) 20 7569 6042